UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Month Year

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated May 17, 2011 announcing first two drill results on River Valley Project, Phase I.

99.2	Material Change Report dated May 17, 2011 regarding first two drill results on River Valley Project, Phase I.

99.3	News Release dated May 25, 2011 announcing the resignation of Anthony Kovacs as Vice President, Exploration.

99.4	Material Change Report dated May 25, 2011 regarding the resignation of Anthony Kovacs as Vice President, Exploration.

99.5	News Release dated May 31, 2011 announcing results of first two holes in Phase IA on the River Valley Project.

99.6	Material Change Report dated May 31, 2011 regarding the results of the first two holes in Phase IA on the River Valley Project.

99.7

2010 Technical Report on the Rock and Roll Property prepared for Pacific North West Capital Corp. by Murray Jones, P.Geo., Equity Exploration Consultants Ltd. and Allan Armitage, Ph.D, P.Geol. and Joe Campbell, P. Geol., Geovector Management Inc., dated February 23, 2011 (the “Report”).

99.7	2010 Technical Report on the Rock and Roll Property prepared for Pacific North West Capital Corp. by Murray Jones, P.Geo., Equity Exploration Consultants Ltd. and Allan Armitage, Ph.D, P.Geol. and Joe Campbell, P. Geol., Geovector Management Inc., dated February 23, 2011 (the “Report”). (PDF version)

99.8	Geologists’s Certificate of Murray Jones, P.Geo., Equity Exploration Consultants Ltd., dated March 1, 2001, with respect to the Report.

99.9	Consent of Qualified Person, Murray Jones, P.Geo., Equity Exploration Consultants Ltd., dated May 2, 2011, with respect to the Report.

99.10	Geologist’s Certificate of Joe Campbell, P.Geo., of Geovector Management Inc., dated March 1, 2011 with respect to the Report.

99.11	Consent of Qualified Person, Joe Campbell, P.Geo., of Geovector Management Inc., dated May 19, 2011.

99.12	Geologist’s Certificate of Allan Armitage, Ph.D, P.Geol, Geovector Management Inc., dated March 1, 2011, with respect to the Report.

99.13	Consent of Qualified Person, Allan Armitage, Ph.D, P.Geol, Geovector Management Inc., dated May 2, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Linda Holmes
Linda Holmes (Corporate Secretary)

May 31, 2011
Date